KREIDO BIOFUELS, INC.

3625 Cove Point Drive

Salt Lake City, Utah 84109

May 1, 2018

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NW

Washington DC, 20549

Re: Kreido Biofuels, Inc. Registration Statement on Form 10, file number 000-55909

Dear Mr. Ingram:

I received a phone call today from Seergio Chinos asking me to clarify where Kreido Biofuels, Inc. trades.  Their common stock has been assigned the symbol of KRBF.  There approximately 100 shareholders of record, and approximately 400 shareholders in Depository Trust Corporation.

There is a limited market for KRBF which trades on the Pink Sheets of OTC Markets.

An established trading market currently does not exist.

Sincerely,

/s/ G. Reed Petersen, President